[LETTERHEAD]

February 11, 2011

VIA EDGAR

Mr. Houghton R. Hallock, Jr.

Mr. Craig Ruckman

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Transamerica Funds (File Nos. 033-02659, 811-04556) Transamerica Income Shares, Inc. (File No. 811-02273) Transamerica Series Trust (File Nos. 033-00507, 811-04419)

Dear Messrs. Hallock and Ruckman:

On behalf of Transamerica Funds, Transamerica Series Trust, and Transamerica Income Shares, Inc. (each a “Registrant” and together, the “Registrants”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Notice of Meeting, Joint Proxy Statement, and Form of Proxy Card (together, the “Preliminary Joint Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2011, to be used in connection with a Special Meeting of Shareholders of each Registrant to be held on March 18, 2011.

Below are the Staff’s comments on the Preliminary Joint Proxy Statement and the Registrants’ responses thereto.

Comment 1. Please include an address on Page 2 to advise shareholders that they may write to request an annual report in addition to calling the toll free number.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 2. With respect to the discussion of the payment of expenses under the proposed new sub-advisory agreements, the Staff commented that the discussion should address whether the operating expenses of each fund are expected to increase as a result of the change in sub-adviser.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 3. With respect to the discussion of the provisions of the proposed new sub-advisory agreements that address conflicts of interest, the Staff commented that the discussion should address any policies and procedures that the funds may adopt to address certain potential conflicts.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 4. With respect to the discussion of the consideration of the proposed new sub-advisory agreements by the board of directors or trustees of each fund, the Staff commented that the discussion should address how appointment of the new sub-adviser has the potential to attract additional assets.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 5. With respect to the discussion of the proposed new sub-adviser and its key personnel, the Staff commented that the discussion should include information concerning the ownership of the proposed new sub-adviser.

Response: The Registrants have made revisions consistent with the Staff’s comment.

Comment 6. With respect to the expense limitation agreements currently in place for the funds, the Staff commented that the Registrants should discuss what (if any) impact the proposed sub-adviser changes will have on those agreements.

Response: Supplementally, the Registrants confirm the existence and the continuance of the expense limitation agreements.

Response: The Registrants have added disclosure to note that the expense limitation agreements will not be impacted by the proposed sub-adviser changes.

On behalf of the Registrant, it is hereby acknowledged that:

•     the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;

•     the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in this filing; and

•     the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1803.

Very truly yours,

/s/ Margaret A. Cullem-Fiore

Margaret A. Cullem-Fiore

Vice President and Senior Counsel

Transamerica Asset Management, Inc.

The fiscal year end for each of Transamerica Flexible Income, Transamerica Money Market and Transamerica Short-Term Bond is October 31. The fiscal year end for each of Transamerica Money Market VP and Transamerica U.S. Government Securities VP is December 31. The fiscal year end for TIS is March 31. Each Fund will furnish, without charge, a copy of its annual report and most recent semi-annual report succeeding the annual report, if any, to a shareholder upon request. Such requests should be directed to the Fund by calling toll free at (888) 233-4339 or by writing to the Fund at 570 Carillon Parkway, St. Petersburg, FL 33716. Copies of annual and semi-annual reports of each Fund also are available in the EDGAR Database on the Securities and Exchange Commission's Internet site at www.sec.gov.

Please note that only one annual or semi-annual report or Joint Proxy Statement may be delivered to two or more shareholders of a Fund who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of an annual report or the Joint Proxy Statement, or for instructions as to how to request a separate copy of these documents or as to how to request a single copy if multiple copies of these documents are received, shareholders should contact the applicable Fund at the address and phone number set forth above.

VOTE REQUIRED AND MANNER OF VOTING PROXIES

A quorum of shareholders is required to take action at each Meeting. With respect to Transamerica Flexible Income, Transamerica Money Market, Transamerica Short-Term Bond, Transamerica Money Market VP and Transamerica U.S. Government Securities VP, the quorum requirement is thirty percent (30%) of the voting power of the Fund. With respect to TIS, the shareholders of a majority of outstanding shares as of the Record Date, present in person or by proxy, shall constitute a quorum for the transaction of business at the Meeting.

Votes cast by proxy or in person at each Meeting will be tabulated by the inspectors of election appointed for that Meeting. The inspectors of election, who are employees of the proxy solicitor engaged by TAM, on behalf of the Funds, will determine whether or not a quorum is present at the Meeting. The inspectors of election will treat abstentions and "broker non-votes" (*i.e.*, shares held by brokers or nominees, typically in "street name," as to which proxies have been returned but (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter) as present for purposes of determining a quorum. Any abstentions or broker non-votes will not constitute a vote "FOR" the ~~Prosposal~~Proposal and effectively result in a vote "AGAINST" the Proposal.

If you hold your shares directly (not through a broker-dealer, bank or other financial institution, or variable annuity contract or variable life insurance policy) and if you return a signed proxy card that does not specify how you wish to vote on a proposal, your shares will be voted "FOR" the Proposal.

Broker-dealer firms holding shares of a Fund in "street name" for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on each Proposal before the Meeting. The New York Stock Exchange (the "NYSE") may take the position that a broker-dealer that is a member of the NYSE and that has not received instructions from a customer or client prior to the date specified in the broker-dealer firm's request for voting instructions may not vote such customer or client's shares with respect to the Proposal. A signed proxy card or other authorization by a beneficial owner of Fund shares that does not specify how the beneficial owner's shares should be voted on a proposal will have the effect of a vote "AGAINST" the Proposal.

If you hold shares of a Fund through a bank or other financial institution or intermediary (called a service agent) that has entered into a service agreement with the Fund or a distributor of the Fund, the service agent may be the record holder of your shares. At the Meeting, a service agent will vote shares for which it receives instructions from its customers in accordance with those instructions. A signed proxy card or other authorization by a shareholder that does not specify how the shareholder's shares should be voted on a proposal may be deemed to authorize a service provider to vote such shares in favor of the applicable proposal. Depending on its policies, applicable law or contractual or other restrictions, a service agent may be permitted to vote shares with respect to which it has not received specific voting instructions from its customers. In those cases, the service agent may, but may not be required to, vote such shares in the same proportion as those shares for which the service agent has received voting instructions. This practice is commonly referred to as "echo voting."

Shares of Transamerica Money Market VP and Transamerica U.S. Government Securities VP are held by the variable annuity contracts and variable life insurance products offered by the separate accounts of participating life insurance companies. However, in accordance with current law and interpretations thereof, participating insurance companies will vote shares held in the separate accounts in a manner consistent with voting instructions timely received from the holders of variable annuity contracts and variable life insurance policies. A signed proxy card or other authorization by a holder that does not specify how the holder's shares should be voted on a proposal may be deemed an instruction to vote such shares in favor of the applicable proposal. Those persons who have a voting interest at the close of business on January 21, 2011 will be entitled to submit instructions to their participating insurance company. Each participating insurance company will vote shares of Transamerica Money Market VP and Transamerica U.S. Government Securities VP held in separate accounts for which no timely instructions are received from the holders of variable annuity contracts and variable life insurance policies, as well as shares it owns, in the same proportion as those shares for which such insurance company receives voting instructions.

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Payment of Expenses. Each New Sub-Advisory Agreement requires the Sub-Adviser to pay all expenses incurred by it in the performance of its duties under the Agreement and requires TAM to pay all expenses incurred by it in the performance of TAM's duties under the Agreement. Under each New Sub-Advisory Agreement, the Fund will bear all expenses not expressly assumed by TAM or the Sub-Adviser incurred in the operation of the Fund and the offering of its shares. Each Current Sub-Advisory Agreement provides that the Sub-Adviser shall pay for expenses it incurs out of the sub-advisory fees it receives from TAM. In addition, the Current Sub-Advisory Agreement for each of Transamerica Short-Term Bond and TIS identifies certain expenses to be assumed by the Fund. The operating expenses of the Funds are not expected to increase as a result of entering into the New Sub-Advisory Agreements.

Conflicts of Interest. Each New Sub-Advisory Agreement provides that the Sub-Adviser will not deal with itself, or with members of a Fund's Board or any principal underwriter of the Fund, as principals or agents in making purchases or sales of securities or other property for the account of the Fund, nor will it purchase any securities from an underwriting or selling group in which the Sub-Adviser or its affiliates is participating, or arrange for purchases and sales of securities between a Fund and another account advised by the Sub-Adviser or its affiliates, except in each case as permitted by the 1940 Act and in accordance with such policies and procedures as may be adopted by a Fund from time to time (e.g., policies and procedures with respect to Rule 10f-3, concerning affiliated underwritings, and Rule 17e-1, concerning affiliated brokerage, under the 1940 Act). Each New Sub-Advisory Agreement specifically provides that personnel of the Sub-Adviser may nonetheless engage in any other business or devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature. In addition, the Sub-Adviser may engage in any other business or render services of any kind, including investment advisory and management services, to any other fund, firm, individual or association. The Current Sub-Advisory Agreements address potential conflicts in a similar manner.

Each New Sub-Advisory Agreement also provides that if the purchase or sale of securities consistent with the investment policies of a Fund or one or more other accounts of the Sub-Adviser are considered at or about the same time, transactions in such securities must be allocated among the accounts in a manner deemed equitable by the Sub-Adviser. In addition, if transactions of a Fund and another client are combined, as permitted by applicable laws and regulations, such transactions must be consistent with the Sub-Adviser's policies and procedures as presented to the Board from time to time. The Current Sub-Advisory Agreements address trade allocation in a similar manner, except that the Current Sub-Advisory Agreements for Transamerica U.S. Government Securities VP and TIS do not explicitly address allocation matters.

Limitation on Liability. Under each New Sub-Advisory Agreement, the Sub-Adviser assumes no responsibility other than to render the services called for by the agreement in good faith, and the Sub-Adviser is not liable for any error of judgment or mistake of law, or for any loss arising out of any investment or for any act or omission in the execution of securities transactions for a Fund. The Sub-Adviser is not protected, however, from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement. This same limitation of liability applies to affiliates of the Sub-Adviser who may provide services to the Fund as contemplated by the New Sub-Advisory Agreement. The Current Sub-Advisory Agreements for Transamerica Short-Term Bond and Transamerica U.S. Government Securities VP address limitations on liability in a similar manner; the Current Sub-Advisory Agreements for Transamerica Flexible Income, Transamerica Money Market, Transamerica Money Market VP and TIS do not explicitly address limitations on liability.

Term and Continuance. The Current Sub-Advisory Agreement of each Fund was in effect for an initial two-year term and was eligible to be continued thereafter for successive one-year periods if such continuance was specifically approved at least annually (a) by the Board or (b) by a vote of a majority of the outstanding voting securities of the Fund, provided that in either event the continuance is also approved by a majority of the Board Members who are not interested persons of any party to the agreement. If approved by shareholders of a Fund, the New Sub-Advisory Agreement for the Fund will terminate, unless sooner terminated as set forth therein, after an initial two-year term. Thereafter, if not terminated, each New Sub-Advisory Agreement will continue in effect from year to year if such continuance is specifically approved at least annually as discussed above with respect to the Current Sub-Advisory Agreement.

Termination. The New Sub-Advisory Agreement for each Fund provides that the Fund may terminate the Agreement at any time, without penalty, by the Board or the shareholders of the Fund acting by a vote of at least a majority of its outstanding voting securities. In addition, each New Sub-Advisory Agreement may be terminated by TAM upon written notice to the Sub-Adviser, without the payment of any penalty. The New Sub-Advisory Agreement for each Fund also provides that the Sub-Adviser may terminate the Agreement upon giving 90 days' written notice to TAM. Each New Sub-Advisory Agreement will terminate automatically in the event of its "assignment" (as defined in the 1940 Act) and may not be assigned by TAM without the consent of the Sub-Adviser. The Current Sub-Advisory Agreements contain similar termination provisions, except that they require sixty days' written notice of termination by the Fund, TAM or the current sub-adviser.

Board Considerations

At a meeting held on January 19, 2011, the Board of each Fund, including the independent Board Members, approved the New Sub-Advisory Agreement for the Fund between TAM and AUIM, the Fund's proposed new Sub-Adviser.

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Board Members considered that TAM has advised the Board Members that the appointment of AUIM is not expected to result in any diminution in the nature, quality and extent of services provided to each Fund and its shareholders, including compliance services. The Board Members considered that AUIM is an experienced and respected asset management firm and that TAM believes that AUIM has the capabilities, resources and personnel necessary to provide advisory services to each Fund based on the assessment of the services that AUIM provides to other funds within the Transamerica fund complex. The Board Members took into consideration that certain portfolio managers at TIM are expected to join AUIM following the consolidation of all fixed income activities under AUIM. The Board Members also considered that they recently had performed a full annual review of a number of sub-advisory agreements with AUIM and had determined that AUIM has the capabilities, resources and personnel necessary to provide the sub-advisory services to the funds subject to those agreements.

Based on their review of the materials provided and the assurances they had received from TAM, the Board Members of each Fund determined that AUIM can provide sub-advisory services that are appropriate in scope and extent in light of the investment program for the Fund and that AUIM's appointment is not expected to adversely affect the nature, quality and extent of services provided to the Fund.

Fees and Costs of Services Provided. The Board Members considered the sub-advisory fee rate under the New Sub-Advisory Agreements as well as the overall management fee structure of the Funds and noted that they would remain unchanged. The Board Members noted that each Fund does not pay the sub-advisory fee. The Board Members took into consideration that they had recently reviewed the Manager's profitability with respect to the Funds and that advisory fees would remain unchanged. The Board Members of each Fund determined that the sub-advisory fee payable by TAM to AUIM is consistent with TAM's fiduciary duty under applicable law.

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Economies of Scale. The Board Members noted that the advisory fee schedules of the Funds would remain unchanged and that TAM believes that the appointment of AUIM as sub-adviser has the potential to attract additional assets because of AUIM's asset management capabilities across the fixed income spectrum. The Board Members also considered that breakpoint fee structures were in place with respect to Transamerica Flexible Income and Transamerica Short-Term Bond. The Board Members concluded that they would have the opportunity to periodically re-examine whether economies of scale had been achieved, and the appropriateness of management fees payable to TAM and fees payable by TAM to AUIM, in the future.

Fall-Out Benefits. The Board Members took into consideration the character of other incidental benefits received by AUIM, including the use of portfolio brokerage transactions to pay for research services that AUIM typically enters into with regard to other funds that it sub-advises within the Transamerica fund complex and noted that they had recently determined that such benefits are expected to be consistent with industry practice and the best interests of those funds and their shareholders. The Board Members also considered the potential for increased visibility in the marketplace as a result of AUIM's relationship with each Fund.

Investment Performance. The Board Members considered AUIM's investment management experience, capabilities and resources, including with respect to other funds that it sub-advises within the Transamerica fund complex. In addition, the Board Members noted that they had recently considered the performance of those other funds and, in that connection, determined that AUIM was capable of providing investment and related services that are appropriate in scope and extent in light of those funds' operations, the competitive landscape of the investment company business and investor needs. Based on this information, the Board Members of each Fund determined that AUIM is capable of generating a level of investment performance that is appropriate in light of the Fund's investment objectives, policies and strategies.

Other Considerations. The Board Members considered that the Proposal is part of a broader initiative by AEGON to consolidate the fixed income activities of TIM and AUIM into a single investment platform under AUIM.

Information about the Sub-Adviser

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AUIM, located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is a registered investment adviser. AUIM, an affiliate of TAM, is a wholly owned, indirect subsidiary of AEGON N.V., a Netherlands corporation and publicly traded international insurance group. AUIM is directly owned by AEGON USA Asset Management Holding, LLC[1], which is owned by AUSA Holding Company[2], which is owned by AEGON USA, LLC[1]. AEGON USA, LLC is owned by AEGON U.S. Holding Corporation[1], which is owned by Transamerica Corporation (DE)[1]. Transamerica Corporation (DE) is owned by The AEGON Trust[3], which is owned by AEGON International B.V.[3] AEGON International B.V. is owned by AEGON N.V.[3]

[1] 4333 Edgewood Road NE, Cedar Rapids IA 52499, United States
[2] 1111 North Charles Street, Baltimore MD 21201, United States
[3] AEGONplein 50, 2591 TV The Hague, The Netherlands

The amounts the current sub-adviser received with respect to each Fund during that Fund's most recent fiscal year are included in *Appendix C*. There were no material payments by the Funds to the Sub-Adviser or any of their affiliates during that period. The name and principal occupation of the directors and principal executive officers (or persons performing similar functions) of the Sub-Adviser are set forth in *Appendix D*. The principal address of each individual as it relates to his or her duties at the Sub-Adviser is the same as that of the Sub-Adviser.

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If you beneficially own shares that are held in "street name" through a broker-dealer or that are held of record by a service agent, or if you hold shares through a variable annuity contract or a variable life insurance policy, and if you do not give specific voting instructions for your shares, they may not be voted at all or, as described above, they may be voted in a manner that you may not intend. Therefore, you are strongly encouraged to give your broker-dealer, service agent or participating insurance company specific instructions as to how you want your shares to be voted.

In the case of the asset allocation funds in the Transamerica fund complex that invest their assets in one or more of the Funds, TAM will vote shares of the underlying Funds in accordance with the recommendations of the Boards of the Funds. The Boards have recommended that such shares be voted "FOR" the Proposal.

The Proposal requires the approval of the holders of a majority of the outstanding voting securities of the applicable Fund present or represented by proxy and entitled to vote at the Meeting. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the lesser of the vote of (a) 67% or more of the voting power of the voting securities of the Fund that are present at the Meeting or represented by proxy if holders of shares representing more than 50% of the voting power of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the voting power of the outstanding voting securities of the Fund. Approval of the Proposal for each Fund will occur only if a sufficient number of votes at the Meeting are cast "FOR" that Proposal.

CHANGES TO FUND NAMES

In connection with the proposed change in sub-adviser to AEGON USA Investment Management, LLC ("AUIM" or the "Sub-Adviser"), the name for each of the following Funds will be changed to reflect AUIM's role in management of those Funds' assets, assuming the Proposal is approved by the Fund's shareholders:

Current Name	New Name
Transamerica Flexible Income	Transamerica AEGON Flexible Income
Transamerica Money Market	Transamerica AEGON Money Market
Transamerica Money Market VP	Transamerica AEGON Money Market VP
Transamerica Short-Term Bond	Transamerica AEGON Short-Term Bond
Transamerica U.S. Government Securities VP	Transamerica AEGON U.S. Government Securities VP

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The objective and principal strategies and risks for each of these Funds, as well as for TIS, will not be changed in connection with the Proposal. TAM will continue to serve as each Fund's investment adviser, ~~and~~ its advisory fee will not increase as a result of the changes, and the expense limitation agreement with respect to each Fund will remain unchanged.

PROPOSAL – TO APPROVE A NEW SUB-ADVISORY AGREEMENT

At the Meeting, you will be asked to approve a new sub-advisory agreement (each, a "New Sub-Advisory Agreement") between TAM, your Fund's investment adviser, and AUIM, your Fund's proposed new sub-adviser. A general description of the proposed New Sub-Advisory Agreements is included below. The terms of each New Sub-Advisory Agreement are generally similar to those of the current sub-advisory agreement it replaces. The Board of each Fund approved the New Sub-Advisory Agreement at a special in-person meeting held on January 19, 2011. Shareholder approval of the New Sub-Advisory Agreement must be obtained, and the Board has authorized seeking such approval. Each Sub-Advisory Agreement may be implemented on an interim basis pending shareholder approval, as permitted under the 1940 Act. The form of the New Sub-Advisory Agreement is included in *Appendix B*.

Currently, Transamerica Investment Management, LLC ("TIM") is a party to an investment sub-advisory agreement with TAM with respect to each Fund except TIS, and TIM is a party to an assumption agreement among TIM, TAM and TIS pursuant to which TIM has assumed the position of, and agreed to act as, sub-adviser to TIS (each agreement, a "Current Sub-Advisory Agreement"). The date of each Fund's Current Sub-Advisory Agreement and the date on which it was approved by the Board are provided in *Appendix C*. Under the Current Sub-Advisory Agreement for each Fund, TIM provides investment research, advice, management and supervision, subject to the supervision of the Fund's Board Members and TAM, the Fund's investment adviser. The Current Sub-Advisory Agreement for each Fund was last approved by the Board of the Fund at an in-person meeting on June 10, 2010. The date on which each Current Sub-Advisory Agreement was last submitted to a vote of the Fund's shareholders is included in *Appendix C*.

The appointment of AUIM is not expected to result in any material changes in the nature or the level of investment advisory services provided to any Fund by TAM.

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